SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 31, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     X                                                              Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes   __                                                No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes   __                                                No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes   __                                                No     X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated July 31, 2008, reporting U.S. GAAP unaudited financial results for the second quarter and six months ended June 30, 2008 and announcing its intention to delist and deregister.

DS Reports 2008 Second Quarter Software Revenue Growth Above 15% in Constant Currencies

Paris, France, July 31, 2008 ─ Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) reported U.S. GAAP unaudited financial results for the second quarter and six months ended June 30, 2008.

Second Quarter Summary Financial Highlights

•	Q2 Financial Results Above DS Objectives
•	Q2 GAAP total revenue up 13% on GAAP software revenue growth of 17%, both in constant currencies; Q2 GAAP EPS up 16% to €0.36
•	Q2 non-GAAP total revenue up 12% on non-GAAP software revenue growth of 15%, both in constant currencies; Q2 non-GAAP EPS up 10% to €0.46
•	DS Reconfirms 2008 Financial Objectives

Second Quarter 2008 Financial Summary

In millions of Euros, except per share	U.S. GAAP			Non-GAAP
data		Growth	Growth in cc*		Growth	Growth in cc*
Q2 Total Revenue	326.2	7%	13%	326.2	6%	12%
Q2 Software Revenue	278.0	10%	17%	278.0	8%	15%
Q2 EPS	0.36	16%		0.46	10%
Q2 Operating Margin	19.8%			25.1%
* In constant currencies.

Bernard Charlès, Dassault Systèmes President and Chief Executive Officer, commented, “Dassault   Systèmes had an excellent second quarter and first half reflecting the contribution of our PLM solutions to product competitiveness and innovation. In particular, we had an excellent dynamic in software across our leading brands with new wins and additional business in many of our verticals, including automotive, aerospace, high tech, energy, apparel and life sciences among others.

“We benefited from strong growth across our sales channels as we continue to focus on working closely together with our partners, improving our sales coverage and providing high value to our customers. In particular, our PLM Business Transformation channel delivered a strong performance this quarter thanks to IBM PLM as well as our direct sales force.”

Second Quarter Financial Highlights

•	GAAP total revenue increased 13% in constant currencies and non-GAAP total revenue increased 12% in constant currencies.

•
By geographic region and in constant currencies as applicable, total GAAP revenue in Europe was up 12% (non-GAAP up 11%), the Americas was higher by 19% (non-GAAP up 17%), and Asia increased 10% (non-GAAP up 9%).

•
GAAP software revenue increased 17% in constant currencies. Non-GAAP software revenue increased 15% on new licenses revenue growth of 12% and non-GAAP recurring software revenue growth of 18% (all figures in constant currencies).

•
GAAP PLM software revenue increased 17% in constant currencies. Non-GAAP PLM software revenue growth of 16% in constant currencies was led by CATIA with non-GAAP software revenue growth of 20% in constant currencies. ENOVIA non-GAAP software revenue increased 11% in constant currencies. SIMULIA software revenue increased double-digits in constant currencies in the second quarter.

•
GAAP Mainstream 3D software revenue increased 14% in constant currencies. Non-GAAP Mainstream 3D software revenue increased 13% in constant currencies on strong growth in maintenance revenue, new SolidWorks seat growth of 9% and growth in sales of Mainstream 3D product data management and analysis software.

•
Services and other revenue, representing 15% of total revenue, decreased 2% in constant currencies. As noted in the first quarter, services and other revenue growth trends during 2008 largely reflect the winding down of historical channel management activities formerly rendered to IBM. DS consulting revenue delivered solid growth in constant currencies in the second quarter.

•	GAAP operating margin was 19.8%. Non-GAAP operating margin expanded to 25.1%, up from 23.4% in the year-ago quarter.

•
GAAP earnings per diluted share increased 16%. Non-GAAP earnings per diluted share increased 10% to €0.46 principally reflecting an increase in non-GAAP operating income of 13% offset in part by a significant reduction in financial revenue principally due to end-of-period foreign currency translation impacts.

•	Recent new wins included, among others:

o	ENOVIA new wins: Nokia Siemens Networks in high tech, OKG in energy, Pacific Brands and Under Armour in apparel, Carbon Motors in automotive and Parker Hannifin in aerospace;
o	SIMULIA new wins: Cambric Corporation in business services, GN Resound in life sciences and Lenovo in high tech;
o	DELMIA new wins: Gillett Evernham Motorsports in automotive;
o	CATIA new wins: Arup in construction and Tenpaku. R Corporation in automotive;
o	SolidWorks new wins: BANSS Schlacht- und Fördertechnik and Douglas Machine in special machinery and Intertechne in energy.

Cash flow and other financial highlights
Net operating cash flow was up sharply in the 2008 second quarter to €105.7 million compared to €68.8 million in the year-ago quarter. Cash and short-term investments totaled €739.7 million and long-term debt totaled €202.0 million at June 30, 2008.

First Half 2008 Summary Financial Highlights

•	First Half 2008 GAAP total revenue up 13% on GAAP software revenue growth of 16%, both in constant currencies; First Half 2008 GAAP EPS up 19% to €0.70
•	First Half 2008 non-GAAP total revenue up 11% on non-GAAP software revenue growth of 15%, both in constant currencies; First Half 2008 non-GAAP EPS up 7% to €0.87
•	First Half 2008 net operating cash flow up 10% to €194.1 million

First Half 2008 Financial Summary

In millions of Euros, except per share	U.S. GAAP			Non-GAAP
data		Growth	Growth in cc*		Growth	Growth in cc*
H1 Total Revenue	633.6	6%	13%	634.1	5%	11%
H1 Software Revenue	547.1	10%	16%	547.6	8%	15%
H1 EPS	0.70	19%		0.87	7%
H1 Operating Margin	18.6%			24.0%
*In constant currencies.

Key Business and Corporate Highlights

DS announced today that it plans to repurchase up to 2 million shares over the second half of 2008, subject to market conditions. At the Annual Shareholders meeting on May 22, 2008, shareholders approved the resolution authorizing the Board of Directors of Dassault Systèmes to implement a new share repurchase program in order to replace the program previously authorized. During the 2008 first quarter, DS repurchased 961,986 shares under the previous authorization.

On July 21st, DS completed the previously announced acquisition of Engineous Software, a market leader in process automation, integration and optimization. The acquisition is intended to extend SIMULIA’s leadership in providing Simulation Lifecycle Management solutions on the V6 IP collaboration platform.

On July 1st, DS spun off Dassault Systèmes Solutions France (DSF), its PLM sales division dedicated primarily to small and medium businesses in France, Belgium and Luxembourg, to become Keonys, a Dassault Systèmes Value Added Reseller. As part of Dassault Systèmes’ plan launched in 2006 to build a PLM indirect sales channel, the creation of Keonys is consistent with the continuous strengthening of this channel comprised of a network of PLM resellers in more than 60 countries.

On May 29th, DS introduced Version 6 (V6), a next generation PLM 2.0 platform and solution set.  This sixth generation version was conceived in tight collaboration with industry leaders and leverages the success of DS brands and its V5 PLM.  This first release of Dassault Systèmes’ Version 6, V6R2009, covers business processes designed to serve all of the Company’s 11 target industries.

On May 20th, DS announced major advances in the new Abaqus release for SIMULIA. Abaqus 6.8 provides new and improved capabilities in core areas, including modeling and results visualization, structural analysis, composites failure, general contact, computing performance, and multiphysics.

Other Business Highlights

•	On June 25th, Ford Motor Company awarded a global training program to the DS services organization.

•	On June 9-10th, DS hosted Asia’s largest PLM user conference.

•
On June 4th, DS announced the availability of its new PLM solution developed specifically for the life sciences industry. ENOVIA Life Science Accelerator for Engineering DesignTM developed on the new DS V6 platform automates product design and regulatory deliverables for medical device companies.

•
On May 22nd, DS inaugurated its Global Virtual Campus for students and educators – campus.3ds.com. This new community website has been introduced to facilitate 3D and PLM software learning and exchanges to help with the educational development of future engineers.

Other Corporate Information

On July 29, 2008, the Board of Directors of Dassault Systèmes approved the voluntary delisting of its American Depositary Shares (ADS) from Nasdaq and its voluntary deregistration with the U.S. Securities and Exchange Commission (SEC). Following the delisting of Dassault Systèmes’ ADS and deregistration, Dassault Systèmes’ shares will remain listed on Euronext.

As a result, Dassault Systèmes intends to file a Form 25 with the SEC in October 2008 to effect the delisting. The delisting will be effective ten days after this filing. Dassault Systèmes intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act as soon as practicable following the effectiveness of the delisting from Nasdaq. The deregistration will become effective 90 days after the filing of the Form 15F. The Company does not plan to publish a Form 20-F for the fiscal year ended December 31, 2008.

Dassault Systèmes also intends to maintain its American Depository Receipt (ADR) program, which will enable investors to retain their ADRs and facilitate trading on the U.S. Over-The-Counter (OTC) market.

Dassault Systèmes will continue to publish its financial reports, statements and press releases in English as well as information for investors on its website (www.3ds.com) pursuant to section 12g3-2(b) of the U.S. Securities Exchange Act.

The Company intends to continue reporting and publishing quarterly unaudited financial information in U.S. GAAP for the third and fourth quarter 2008 reporting periods in addition to reporting and filing IFRS quarterly financial information as required by the French securities regulation. Starting with fiscal year 2009, DS will solely report and publish its financial information in accordance with IFRS.

IFRS Financial Information

Dassault Systèmes expects to publish its IFRS 2008 Half Year Report on or before August 6, 2008 and will issue a press release at that time indicating that the Half Year report in French and English has been published and made available on the Company’s website.

The table on page 13 of this press release sets forth a summary reconciliation of the Company’s financial results as presented under U.S. GAAP to its financial results as presented under IFRS as well as a summary reconciliation of its supplemental non-GAAP financial information to its supplemental adjusted IFRS financial information.

Business Outlook

Thibault de Tersant, Senior Executive Vice President and CFO, commented, “We are reconfirming our 2008 financial objectives for software revenue growth, operating margin expansion and EPS, based upon the business opportunities we see as well as the visibility provided by our financial model, and despite the economic environment.

“In July we completed the spin-off of one of our internal reseller businesses, DSF, and also completed the acquisition of Engineous Software. Therefore, we are updating our full year revenue range to take into account the net €6-7 million estimated effect of these transactions, with the new mid-point of our range now at about €1.325 billion, from €1.332 billion previously.”

The Company’s objectives are prepared and communicated only on a non-GAAP basis and are subject to the cautionary statement set forth below.  The Company’s objectives are the following:

•	Third quarter 2008 non-GAAP total revenue objective of about €305 to €315 million and non-GAAP EPS of about €0.41 to €0.44;

•	2008 non-GAAP software revenue objective reiterated at about 12% to 13% growth in constant currencies;

•	2008 non-GAAP operating margin objective reiterated at about 27% to 27.5%;

•
Updating 2008 non-GAAP total revenue constant currency objective and reported revenue range to take into account the net €6-7 million effect of the July 2008 spin-off of DSF (€11 million revenue impact) and the addition of Engineous Software (€4 to €5 million revenue estimate) leading to 2008 non-GAAP revenue growth of about 9% to 10% in constant currencies and non-GAAP revenue range of about €1.320 to €1.330 billion from €1.325 to €1.340 billion;

•	2008 non-GAAP EPS reiterated at about €2.10 to €2.17 per diluted share;

•
Objectives based upon exchange rate assumptions for the 2008 third quarter of US$1.60 per €1.00 and JPY 160 per €1.00 and 2008 full year exchange rate assumptions of US$1.57 per €1.00 and JPY 160 per €1.00;

•	The Company anticipates that it will provide initial objectives with respect to its fiscal year 2009 at the time of its fourth quarter 2008 announcement which it expects to release in February 2009.

The non-GAAP objectives set forth above do not take into account the following accounting elements: deferred revenue write-downs estimated at approximately €1 million for 2008; stock-based compensation expense estimated at approximately €18 million for 2008 and amortization of acquired intangibles estimated at approximately €42 million for 2008. Those elements have not been updated yet to reflect the impact of the Engineous acquisition. In addition, the above objectives do not include any impact from other operating income and expense, net comprised of income and expenses in connection with the relocation of the Company’s corporate headquarters and restructuring expenses. These estimates also do not include any new stock option or share grants, or any new acquisitions or restructurings completed after July 31, 2008.

Webcast and conference call information

Dassault Systèmes will host a webcast and a conference call today, Thursday, July 31, 2008. Management will host a webcast at 8:00 AM London time/9:00 AM CET time and will then host the conference call at 3:00 PM CET/2:00 PM London time/9:00 AM New York time. The webcast and conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the webcast or conference call to register, download and install any necessary audio software.

The webcast and conference call will be archived for 30 days. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systèmes’ Investor Relations at 33.1.40.99.69.24.

Forward-looking information

Statements herein that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our non-GAAP financial performance objectives, are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended).

Such forward-looking statements are based on our management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to a range of factors. In preparing such forward-looking statements, we have in particular assumed an average U.S. dollar to euro exchange rate of US$1.60 per €1.00 and an average Japanese yen to euro exchange rate of JPY160 to €1.00 for the 2008 third  quarter and an average U.S. dollar to euro exchange rate of US$1.57 per €1.00 and an average Japanese yen to euro exchange rate of JPY160 to €1.00 for the full year 2008; however, currency values fluctuate, and our results of operations may be significantly affected by changes in exchange rates. We have also assumed that there will be no substantial decline in general levels of corporate spending on information technology, and that our increased responsibility for both indirect and direct PLM sales channels, and the resulting commercial and management challenges, will not prevent us from maintaining growth in revenues or cause us to incur substantial unanticipated costs and inefficiencies. Our actual results or performance may also be materially negatively affected by difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; new product developments and technological changes; errors or defects in our products; growth in market share by our competitors; and the realization of any risks related to the integration of any newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company’s SEC reports, including the Form 20-F for the year ended December 31, 2007, which was filed with the SEC on April 4, 2008, could materially affect the Company’s financial position or results of operations.

Non-GAAP financial information

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in the Company’s annual report for the year ended December 31, 2007 on Form 20-F filed with the SEC on April 4, 2008 and in the paragraph below.

In addition to the individual non-GAAP measures described in our most recent Form 20-F, our   unaudited U.S. GAAP 2008 quarterly financial statements may reflect other operating income and expense, net comprised of income and expenses related to the relocation of the Company’s corporate headquarters and restructuring expenses. In our supplemental non-GAAP financial information, we exclude other operating income and expense effects because of their infrequent or non-recurring nature. As a result, we believe that our supplemental non-GAAP financial information helps investors better understand the current trends in our operating performance.  However, other operating income and expense, net are components of our income and expenses for 2008 and by excluding them the supplemental non-GAAP financial information understates the net impact to our net income in 2008. Other operating income and expense, net are generally not recurring, and we do not expect to incur other operating income and expense, net as part of our normal business on a regular basis.

To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The tables on pages 11 and 12 of this press release set forth our supplemental non-GAAP revenue, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per share, which exclude the effect of adjusting the carrying value of acquired companies’ deferred revenue, the expenses for the amortization of acquired intangible assets and stock-based compensation expense (in each case, as explained in our Form 20-F), as well as other operating income and expense, net (as explained above). The tables also set forth the most comparable GAAP financial measure and a reconciliation of the GAAP and non-GAAP information.

Information in constant currencies

When the Company believes it would be helpful for understanding trends in its business, the Company  provides percentage increases or decreases in its revenue (in both U.S. GAAP and on a non-GAAP basis) to eliminate the effect of changes in currency values, particularly the U.S. dollar and the Japanese yen, relative to the euro. When trend information is expressed herein "in constant currencies", the results of the "current" period have first been recalculated using the average exchange rates of the comparable period in the preceding year, and then compared with the results of the comparable period in the preceding year.

About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

(Tables to follow)
CONTACTS:

Dassault Systèmes:	Financial Dynamics:
Valérie Agathon/Beatrix Martinez	Juliet Clarke/Haya Chelhot/Erwan Gouraud
33.1.40.99.69.24	44.20.7831.3113
Laurence Borbalan/Eloi Perrin-Aussedat
Florence de Montmarin
33.1.47.03.68.10

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (U.S. GAAP)
(in millions of Euro, except per share data, unaudited)

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
New licenses revenue	101.2	96.2	201.9	192.0
Periodic licenses, maintenance and product development revenue	176.8	157.1	345.2	307.1
Software revenue	278.0	253.3	547.1	499.1
Services and other revenue	48.2	52.4	86.5	97.5
Total Revenue	€326.2	€305.7	€633.6	€596.6
Cost of software revenue (excluding amortization of acquired intangibles)	12.8	13.1	27.4	25.8
Cost of services and other revenue	38.9	38.5	74.5	78.7
Research and development	76.6	75.5	150.3	152.0
Marketing and sales	95.2	88.3	187.7	171.4
General and administrative	25.6	24.6	52.0	46.0
Amortization of acquired intangibles	10.4	10.9	21.5	21.8
Other operating income and expense, net	2.1	0.0	2.5	0.0
Total Operating Expenses	€261.6	€250.9	€515.9	€495.7
Operating Income	€64.6	€54.8	€117.7	€100.9
Financial revenue and other, net	0.0	3.3	0.2	6.3
Income before income taxes	64.6	58.1	117.9	107.2
Income tax expense	(22.0)	(20.1)	(34.7)	(36.3)
Minority interest	(0.1)	(0.1)	(0.1)	(0.1)
Net Income	€42.5	€37.9	€83.1	€70.8
Basic net income per share	0.36	0.33	0.71	0.61
Diluted net income per share	€0.36	€0.31	€0.70	€0.59
Basic weighted average shares outstanding (in millions)	116.9	116.2	117.1	116.1
Diluted weighted average shares outstanding (in millions)	118.9	119.3	119.3	119.2

U.S. GAAP revenue variation as reported and in constant currencies

	Three months ended June 30, 2008		Six months ended June 30, 2008
	Variation*	Variation in cc**	Variation*	Variation in cc**
GAAP Revenue	7%	13%	6%	13%
GAAP Revenue by activity
Software Revenue	10%	17%	10%	16%
Services and other Revenue	(8%)	(2%)	(11%)	(6%)
GAAP Software Revenue by segment
PLM software revenue	11%	17%	10%	17%
of which CATIA software revenue	14%	20%	15%	22%
of which ENOVIA software revenue	7%	16%	3%	12%
Mainstream 3D software revenue	6%	14%	8%	16%
GAAP Revenue by geography
Americas	2%	19%	0%	15%
Europe	12%	12%	12%	12%
Asia	3%	10%	3%	10%
*   Variation compared to the same period in the prior year. - ** In constant currencies.

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
(in millions of Euro, unaudited)

	June 30, 2008	December 31, 2007
TOTAL ASSETS
Cash and short-term investments	739.7	626.6
Accounts receivable, net	268.4	320.0
Other assets	963.5	1,004.5
Total Assets	€1,971.6	€1,951.1
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	202.0	202.9
Other liabilities	605.9	552.4
Shareholder’s equity	1,163.7	1,195.8
Total Liabilities and Shareholders’ equity	€1,971.6	€1,951.1

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (U.S. GAAP)
(in millions of Euro, unaudited)

	Three months ended			Six months ended
	June 30, 2008	June 30, 2007	Variation	June 30, 2008	June 30, 2007	Variation
Net Income	42.5	37.9	4.6	83.1	70.8	12.3
Depreciation and Amortization of Property, Plant and Equipment	5.5	6.6	(1.1)	11.5	12.5	(1.0)
Amortization of intangible assets	11.5	12.8	(1.3)	23.6	24.9	(1.3)
Other Non Cash P&L Items	1.8	(5.6)	7.4	0.1	(5.6)	5.7
Changes in working capital	44.4	17.1	27.3	75.8	74.6	1.2
Net Cash provided by operating activities	105.7	68.8	36.9	194.1	177.2	16.9

Acquisition of assets and equity, net of cash	(14.3)	(53.2)	38.9	(24.6)	(59.9)	35.3
Sale of assets and equity	0.0	0.0	0.0	36.2	0.0	36.2
Loans and others	0.2	(0.7)	0.9	0.0	(0.7)	0.7
Net Cash provided by (used in) investing activities	(14.1)	(53.9)	39.8	11.6	(60.6)	72.2

Borrowings	0.0	0.0	0.0	0.0	0.0	0.0
Share repurchase	0.0	0.0	0.0	(35.0)	0.0	(35.0)
DS Stock Option and preferred Stock Exercise	19.1	22.6	(3.5)	23.3	27.8	(4.5)
Cash dividend paid	(53.7)	(50.8)	(2.9)	(53.7)	(50.8)	(2.9)
Payments on capital lease obligations	0.0	0.0	0.0	0.0	(0.4)	0.4
Net Cash provided by (used in) financing activities (1)	(34.6)	(28.2)	(6.4)	(65.4)	(23.4)	(42.0)

Effect of exchange rate changes on treasury (2)	(0.2)	(4.2)	4.0	(27.2)	(7.8)	(19.4)

Increase in treasury (2)	56.8	(17.5)	74.3	113.1	85.4	27.7

Treasury (2) at beginning of period	682.9	562.1	626.6	459.2
Treasury (2) at end of period	739.7	544.6	739.7	544.6
(1)	Excluding changes in short-term investments.
(2)	Treasury includes cash, cash equivalents and short-term investments.

DASSAULT SYSTEMES
SUPPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. GAAP – NON-GAAP RECONCILIATION
(in millions of Euro, except per share data, unaudited)

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations.  It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in today’s press release with respect to other operating income and expense, net and in the Company’s annual report for the year ended December 31, 2007 on Form 20-F filed with the SEC on April 4, 2008 for the other non-GAAP financial measures. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

	Three months ended June 30,						Variation
In millions of Euros, except per share data and percentages	2008 U.S. GAAP	Adjustment (1)	2008 non-GAAP	2007 U.S. GAAP	Adjustment (1)	2007 non-GAAP	U.S. GAAP	Non-GAAP (2)
Total Revenue	€326.2			€305.7	3.1	€308.8	7%	6%
Total Revenue breakdown by activity
Software revenue	278.0			253.3	3.1	256.4	10%	8%
New Licenses	101.2			96.2			5%
Product Development	(0.1)			1.0			--
Periodic Licenses and Maintenance	176.9			156.1	3.1	159.2	13%	11%
Recurring portion of Software revenue	64%			62%		62%
Services and other revenue	48.2			52.4			(8%)
Total Software Revenue breakdown by segment
PLM software revenue	211.6			190.8	2.2	193.0	11%	10%
of which CATIA software revenue	126.6			110.9	0.2	111.1	14%	14%
of which ENOVIA software revenue	43.3			40.3	2.0	42.3	7%	2%
Mainstream 3D software revenue	66.4			62.5	0.9	63.4	6%	5%

Total Revenue breakdown by geography
Americas	95.9			93.6	1.5	95.1	2%	1%
Europe	157.1			140.8	1.2	142.0	12%	11%
Asia	73.2			71.3	0.4	71.7	3%	2%

Total Operating Expenses	€261.6	(17.2)	€244.4	€250.9	(14.3)	€236.6	4%	3%
Stock-based compensation expense	4.7	(4.7)	-	3.4	(3.4)	-	--	--
Amortization of acquired intangibles	10.4	(10.4)	-	10.9	(10.9)	-	--	--
Other operating income and expense, net	2.1	(2.1)	-	0.0			--	--

Operating Income	€64.6	17.2	€81.8	€54.8	17.4	€72.2	18%	13%
Operating Margin	19.8%		25.1%	17.9%		23.4%
Income before Income Taxes	64.6	17.2	81.8	58.1	17.4	75.5	11%	8%
Income tax expense	(22.0)	(4.7)	(26.7)	(20.1)	(5.3)	(25.4)	--	--
Income tax effect of adjustments above	4.7	(4.7)	-	5.3	(5.3)	-	--	--
Minority interest	(0.1)			(0.1)			--
Net Income	€42.5	12.5	€55.0	€37.9	12.1	€50.0	12%	10%
Diluted Net Income Per Share (3)	€0.36	0.10	€0.46	€0.31	0.11	€0.42	16%	10%
(1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to operating expenses data reflect the exclusion of the amortization of acquired intangibles, other operating income and expense, net and stock-based compensation expense (as detailed below); and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments.

	Three months ended June 30,
Millions of Euros	2008 U.S. GAAP	Adjustment	2008 non-GAAP	2007 U.S. GAAP	Adjustment	2007 non-GAAP
Cost of services and other revenue	38.9	(0.2)	38.7	38.5	(0.2)	38.3
Research and development	76.6	(2.8)	73.8	75.5	(1.9)	73.6
Marketing and sales	95.2	(0.9)	94.3	88.3	(0.7)	87.6
General and administrative	25.6	(0.8)	24.8	24.6	(0.6)	24.0
Total stock-based compensation expense		(4.7)			(3.4)
(2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods.  In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3) Based on a weighted average 118.9 million diluted shares for Q2 2008 and 119.3 million diluted shares for Q2 2007.

DASSAULT SYSTEMES
SUPPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. GAAP – NON-GAAP RECONCILIATION
(in millions of Euro, except per share data, unaudited)

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations.  It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures, and the reasons for presenting non-GAAP financial information, are set forth in today’s press release with respect to other operating income and expense, net and in the Company’s annual report for the year ended December 31, 2007 on Form 20-F filed with the SEC on April 4, 2008 for the other non-GAAP financial measures. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

	Six months ended June 30,						Variation
In millions of Euros, except per share data and percentages	2008 U.S. GAAP	Adjustment (1)	2008 non-GAAP	2007 U.S. GAAP	Adjustment (1)	2007 non-GAAP	U.S. GAAP	Non-GAAP (2)
Total Revenue	€633.6	0.5	€634.1	€596.6	6.9	€603.5	6%	5%

Total Revenue breakdown by activity
Software revenue	547.1	0.5	547.6	499.1	6.9	506.0	10%	8%
New Licenses	201.9			192.0			5%
Product Development	0.1			2.6			--
Periodic Licenses and Maintenance	345.1	0.5	345.6	304.5	6.9	311.4	13%	11%
Recurring portion of Software revenue	63%		63%	61%		62%
Services and other revenue	86.5			97.5			(11%)
Total Software Revenue breakdown by segment
PLM software revenue	413.5	0.5	414.0	375.8	4.5	380.3	10%	9%
of which CATIA software revenue	249.0	0.3	249.3	217.2	0.2	217.4	15%	15%
of which ENOVIA software revenue	81.4	0.2	81.6	78.9	4.3	83.2	3%	(2%)
Mainstream 3D software revenue	133.6			123.3	2.4	125.7	8%	6%

Total Revenue breakdown by geography
Americas	189.8	0.2	190.0	189.7	3.4	193.1	0%	(2%)
Europe	295.8	0.2	296.0	263.6	2.6	266.2	12%	11%
Asia	148.0	0.1	148.1	143.3	0.9	144.2	3%	3%

Total Operating Expenses	€515.9	(33.8)	€482.1	€495.7	(29.5)	€466.2	4%	3%
Stock-based compensation expense	9.8	(9.8)	-	7.7	(7.7)	-	--	--
Amortization of acquired intangibles	21.5	(21.5)	-	21.8	(21.8)	-	--	--
Other operating income and expense, net	2.5	(2.5)	-	0.0			--	--

Operating Income	€117.7	34.3	€152.0	€100.9	36.4	€137.3	17%	11%
Operating Margin	18.6%		24.0%	16.9%		22.8%
Income before Income Taxes	117.9	34.3	152.2	107.2	36.4	143.6	10%	6%
Income tax expense	(34.7)	(13.7)	(48.4)	(36.3)	(10.9)	(47.2)	--	--
Income tax effect of adjustments above	13.7	(13.7)	-	10.9	(10.9)	-	--	--
Minority interest	(0.1)			(0.1)			--
Net Income	€83.1	20.6	€103.7	€70.8	25.5	€96.3	17%	8%
Diluted Net Income Per Share (3)	€0.70	0.17	€0.87	€0.59	0.22	€0.81	19%	7%
(1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to operating expenses data reflect the exclusion of the amortization of acquired intangibles, other operating income and expense, net, and stock-based compensation expense (as detailed below); and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments.

	Six months ended June 30,
Millions of Euros	2008 U.S. GAAP	Adjustment	2008 non-GAAP	2007 U.S. GAAP	Adjustment	2007 non-GAAP
Cost of services and other revenue	74.5	(0.4)	74.1	78.7	(0.3)	78.4
Research and development	150.3	(5.7)	144.6	152.0	(4.4)	147.6
Marketing and sales	187.7	(1.9)	185.8	171.4	(1.6)	169.8
General and administrative	52.0	(1.8)	50.2	46.0	(1.4)	44.6
Total stock-based compensation expense		(9.8)			(7.7)
(2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods.  In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3) Based on a weighted average 119.3 million diluted shares for First Half 2008 and 119.2 million diluted shares for First Half 2007.

DASSAULT SYSTEMES
U.S.GAAP – IFRS SUMMARY RECONCILIATION
(in millions of Euro, except per share data, unaudited)

	Six months ended June 30,
In millions of Euros	2008 U.S. GAAP	Adjustment	2008 IFRS	2007 U.S. GAAP	Adjustment	2007 IFRS
Total Revenue	€633.6	€0.0	€633.6	€596.6	€0.0	€596.6

Net Income	€83.1	€17.1	€100.2	€70.8	€3.7	€74.5
Amortization of acquired intangibles	€(21.5)	€2.9	€(18.6)	€(21.8)	€5.9	€(15.9)
Other operating income and expense, net*	€(2.5)	€17.2	€14.7	€0.0	€0.0	€0.0
Income tax expense	€(34.7)	€(3.0)	€(37.7)	€(36.3)	€(2.2)	€(38.5)

Shareholders’ equity	€1,163.7	€(55.2)	€1,108.5	€1,147.1	€(28.9)	€1,118.2
* Under U.S. GAAP the Company will recognize the gain on sale of real estate in connection with the relocation of its corporate headquarters in the 2008 fourth quarter. Under IFRS the gain on sales is recognized in the 2008 second quarter.

DASSAULT SYSTEMES
SUPPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
Non-GAAP – Adjusted IFRS SUMMARY RECONCILIATION
(in millions of Euro, except per share data, unaudited)

Readers are cautioned that the supplemental non-GAAP and adjusted IFRS information presented in this press release is subject to inherent limitations.  It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP or IFRS measurements. Also, our supplemental non-GAAP and adjusted IFRS financial information may not be comparable to similarly titled non-GAAP and adjusted IFRS measures used by other companies. Further specific limitations for individual non-GAAP and adjusted IFRS measures, and the reasons for presenting non-GAAP and adjusted IFRS financial information, are set forth in today’s press release with respect to other operating income and expense, net and in the Company’s annual report for the year ended December 31, 2007 on Form 20-F filed with the SEC on April 4, 2008 and in the Document de Référence filed with the AMF on April 4, 2008 for the other non-GAAP and adjusted IFRS financial measures. To compensate for these limitations, the supplemental non-GAAP and adjusted IFRS financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP and IFRS.

	Six months ended June 30,
In millions of Euros	2008 non-GAAP	Adjustment	2008 IFRS adjusted	2007 non-GAAP	Adjustment	2007 IFRS adjusted
Total Revenue	€634.1	€0.0	€634.1	€603.5	€0.0	€603.5

Net Income	€103.7	€0.0	€103.7	€96.3	€0.0	€96.3

DASSAULT SYSTEMES
NON-GAAP KEY FIGURES
 (in millions of Euro, except per share data, headcount and exchange rates, unaudited)

Non-GAAP key figures exclude the effects of adjusting the carrying value of acquired companies’ deferred revenue, amortization of acquired intangible assets, stock-based compensation expense and other operating income and expense, net.

Comparable U.S. GAAP financial information and a reconciliation of the GAAP and non-GAAP measures are set forth in the preceding tables.

	Three months ended				Six months ended
	June 30, 2008	June 30, 2007	Variation	Variation in cc*	June 30, 2008	June 30, 2007	Variation	Variation in cc*
Non-GAAP Revenue	€326.2	€308.8	6%	12%	€634.1	€603.5	5%	11%

Non-GAAP Revenue breakdown by activity	278.0	256.4	8%	15%	547.6	506.0	8%	15%
Software Revenue	101.2	96.2	5%	12%	201.9	192.0	5%	11%
of which New Licenses Revenue	176.8	160.2	10%	17%	345.7	314.0	10%	17%
of which Periodic Licenses, Maintenance and Product Development Revenue	48.2	52.4	(8%)	(2%)	86.5	97.5	(11%)	(6%)
Services and other Revenue

Non-GAAP Software Revenue breakdown by segment
PLM software Revenue	211.6	193.0	10%	16%	414.0	380.3	9%	15%
of which CATIA software Revenue	126.6	111.1	14%	20%	249.3	217.4	15%	20%
of which ENOVIA software Revenue	43.3	42.3	2%	11%	81.6	83.2	(2%)	6%
Mainstream 3D software Revenue	66.4	63.4	5%	13%	133.6	125.7	6%	14%

Non-GAAP Revenue breakdown by geography
Americas	95.9	95.1	1%	17%	190.0	193.1	(2%)	13%
Europe	157.1	142.0	11%	11%	296.0	266.2	11%	11%
Asia	73.2	71.7	2%	9%	148.1	144.2	3%	9%

Non-GAAP Operating Income	€81.8	€72.2	13%		€152.0	€137.3	11%
Non-GAAP Operating Margin	25.1%	23.4%			24.0%	22.8%
Non-GAAP Net Income	55.0	50.0	10%		103.7	96.3	8%
Non-GAAP Diluted Net Income Per Share	€0.46	€0.42	10%		€0.87	€0.81	7%

Closing headcount					7,707	7,122	8%

Average Rate USD per Euro	1.56	1.35	16%		1.53	1.33	15%
Average Rate JPY per Euro	163.4	162.8	0%		160.6	159.6	1%
* In constant currencies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: July 31, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer